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SECI 17008644

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8- 67979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell (312) 445-5400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North South Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
SERENA GILLIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/06/18

Serena Gillis
Notary Public

Chris O'Donnell
Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
North South Capital, LLC

We have audited the accompanying financial statements of North South Capital, LLC, which comprise the statement of financial condition as of December 31, 2016, and 2015, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. North South Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North South Capital, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of North South Capital, LLC's financial statements. The supplemental information is the responsibility of North South Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 23, 2017

North South Capital, LLC

Statements of Financial Condition

Assets	December 31, 2016	December 31, 2015
Cash and cash equivalents	$ 342,884	$ 381,613
Cash for the benefit of customers	16,099	9,099
Cash deposit with clearing organization	100,000	100,000
Secured Demand Note	100,000	100,000
Accounts receivable	170,736	153,382
Prepaid expenses and deposits	33,491	37,383
Furniture and equipment, net	10,019	6,217
Total Assets	$ 773,229	$ 787,694

Liabilities and Members' Equity

Liabilities		
Subordinated liability - SDN	$ 100,000	$ 100,000
Accounts payable	157,661	139,512
Accrued payroll and commissions	739	1,756
Accrued rent	-	-
Other current liabilities	15,555	18,185
Total liabilities	273,955	259,453
Members' Equity		
Memberships	425,000	425,000
Retained earnings (deficit)	74,274	103,241
Total members' equity	499,274	528,241
Total Liabilities and Members' Equity	$ 773,229	$ 787,694

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended December 31, 2016	For the Years Ended December 31, 2015
Revenues		
Commissions	$ 2,786,129	$ 2,752,878
Advisory revenue	195,803	201,302
Underwriting	422,744	348,596
Capital introduction	16,510	193,103
Interest	200	269
Other	26,453	8,201
Total revenues	3,447,839	3,504,349
Operating Expenses		
Compensation and benefits	1,072,290	1,315,549
Occupancy	103,453	93,147
Clearing fees	131,195	157,497
Communications	623,395	504,546
Regulatory fees	37,456	30,521
Professional fees	1,444,276	1,276,423
Other expenses	64,742	58,956
Total operating expenses	3,476,807	3,436,639
Net Income (Loss)	$ (28,967)	$ 67,710

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships		Retained Earnings (Deficit)	
Balance, December 31, 2014	$	425,000	$	35,531
Additional capital contribution				
Return of capital				
Net income				67,710
Balance, December 31, 2015		425,000		103,241
Additional capital contribution				
Return of capital				
Net income				(28,967)
Balance December 31, 2016	$	425,000	$	74,274

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$	100,000
Increases:		
Issuance of subordinated note		-
Subordinated borrowings as of December 31, 2016	$	100,000

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended December 31, 2016	For the Years Ended December 31, 2015
Operating Activities		
Net income (loss)	$ (28,967)	$ 67,710
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,058	2,478
Changes in operating assets and liabilities		
Accounts receivable	(24,354)	16,903
Other current assets	3,892	(23,199)
Accounts payable	17,132	(4,910)
Accrued expenses	(2,630)	(12,466)
Net Cash Provided by (Used in) Operating Activities	(32,869)	46,516
Investing Activities		
Purchase of furniture and equipment	(5,860)	
Net Cash Provided by (Used in) Investing Activities	(5,860)	-
Financing Activities		
Return of capital	-	-
Additional capital investment	-	-
Additional capital investment SDN	-	-
	-	-
Net Cash Provided by Financing Activities	-	-
Increase (Decrease) in Cash and Cash Equivalents	(38,729)	46,516
Cash and Cash Equivalents at Beginning of Year	381,613	335,097
Cash and Cash Equivalents at End of Year	$ 342,884	$ 381,613

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes to Financial Statements
December 31, 2016

Note 1 – Significant Accounting Policies

Description of Business

North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable

Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $2,058 and $2,478 for the years ended December 31, 2016 and 2015 respectively has been computed using straight line rates of depreciation.

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2013 are no longer subject to tax examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $3,532 and $3,440, respectively and paid no taxes during the years ended December 31, 2016 and 2015.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $16,099 in 2016 and $9,099 in 2015, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2016	December 31, 2016
Computer equipment	$ 23,274	$ 17,414
Telephone equipment	7,920	7,920
Furniture and fixtures	5,136	5,136
	36,330	30,470
Less: Accumulated depreciation	26,311	24,253
Total	$ 10,019	$ 6,217

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2017	$ 29,681
2018	30,473
2019	15,434
Total	$ 75,588

Rent expenses for 2016 and 2015 were $77,237 and $72,507 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2016, the Company had net capital of $524,494 which was $274,494 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 33.17%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2016, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1
There are no Material differences between the original Focus Filing and the Audited

Note 8 – Secured Demand Note and Subordinated Liability

The majority member of the Company provided a Secured Demand Note Receivable of $100,000 to the Company. The note is due on demand and it is non-interest bearing.

In exchange for the secured demand note, the Company provided a Subordinated Liability of $100,000 payable to the majority member. This liability is subordinated to the claims of general creditors and matured on June 28, 2016 and was extended by a year. Interest is payable at the rate of 3% per year.

Note 9 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2016, the Company had $93,237 in excess of that amount.

Accounts receivable are amounts due from other broker-dealers and an insurance receivable. The balance as of December 31, 2016, of $145,736 and $25,000 are unsecured.

23% of the company's revenues were generated from one customer during 2016

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2016

Net Capital		
Members' equity	$	499,274
Less: Nonallowable assets		74,780
Net capital before haircuts on security positions		424,494
Plus subordinated demand note		100,000
Haircuts on securities		-
Net capital	$	524,494
Aggregate Indebtedness	$	173,955
Net capital required based on aggregate indebtedness	$	11,597
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	274,494
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	224,494
Percentage of Aggregate Indebtedness to Net Capital		33.17%

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2016

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2016

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of North South Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) North South Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which North South Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) North South Capital, LLC stated that North South Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North South Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North South Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 23, 2017

N
S

North South Capital LLC

200 West Adams • Suite 2230 • Chicago, IL 60606
Phone: 312-445-5400 • Fax: 312-445-5420
www.northsouthcap.com

North South Capital
Exemption from SEC Rule 15c3-3
February 9, 2016

The following statements are made to the best knowledge and belief of North South Capital.

1. North South Capital is exempt from the provisions of the SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): North South Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. North South Capital met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

Chris O'Donnell

Chris O'Donnell
Executive V.P.